VIA EDGAR	February 12, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2009
Filed on April 30, 2009, File No. 001-32929

Further to discussions with John Coleman and Brad Skinner of the Securities and Exchange Commission, this letter serves as PolyMet Mining Corp.’s (the “Company”) formal request for an extension to respond to your letter dated January 29, 2010, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2009 (the “Form 20-F”), filed with the Commission on April 30, 2009. The Company is assembling the requested information and anticipates filing its response by March 5, 2010.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 248-0939 if you have any questions or comments regarding this letter.

Yours truly,

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer